**ICON GROUP LIVE ENT, INC.**

**FINANCIAL STATEMENTS**

**FROM INCEPTION SEPTEMBER 2, 2025 TO NOVEMBER 5, 2025**

**ICON GROUP LIVE ENT, INC.**
**FINANCIAL STATEMENTS**
**FROM INCEPTION SEPTEMBER 2, 2025 TO NOVEMBER 5, 2025**

## TABLE OF CONTENTS





BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

# Independent Auditors' Report

To the Board of Directors and Members
Icon Group Live Ent, Inc.

## Report on the Audit of the Financial Statements

### *Opinion*

We have audited the accompanying financial statements of Integrated Icon Group Live Ent, Inc., which comprise the balance sheet as of November 5, 2025, and the related statement of operation and member's equity, and cash flows for the period from inception, September 2, 2025, to November 4, 2025 and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Integrated Icon Group Live Ent, Inc. as of September 2, 2025, and the results of its operations and its cashflow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent Integrated Icon Group Live Ent, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Integrated Icon Group Live Ent, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Integrated Icon Group Live Ent, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt Integrated Icon Group Live Ent, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BAS Partners LLC

Pembroke Pines, Florida
November 7, 2025

# ICON GROUP LIVE ENT, INC.
## BALANCE SHEET
## AS OF NOVEMBER 5, 2025

| ASSETS | 2025 | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 100 |
| Prepaid expenses | | - |
| Total current assets | | 100 |
| Intangible assets, net | | - |
| **TOTAL ASSETS** | **$** | **100** |
| | | |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable & accrued expenses | $ | - |
| Total current liabilities | | - |
| Total  liabilities | | - |
| **SHAREHOLDER'S EQUITY** | | |
| Common stock (authorized 20,000,000, issued 0, $0.00001) | | - |
| Additional-paid-in-capital | | 100 |
| Retained earnings | | - |
| Total shareholder's equity | | 100 |
| | | |
| **TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY** | **$** | **100** |

The accompanying notes are an integral part of these financial statements.

## ICON GROUP LIVE ENT, INC.
## INCOME STATEMENT
## FROM INCEPTION SEPTEMBER 2, 2025 TO NOVEMBER 5, 2025

**OPERATING REVENUES:**

| | | |
|---|---|---|
| Sales, net | $ | - |
| Total operating revenues | | - |

**OPERATING EXPENSES:**

| | |
|---|---|
| Research and Development | - |
| Amortization | - |
| General and Administrative expense | - |
| Professional fees | - |
| Total operating expenses | - |

**OPERATING REVENUES OVER EXPENSES:**     -

**OTHER (INCOME) EXPENSE:**

| | |
|---|---|
| Interest income | - |
| Other income | - |
| Total other (income) expense | - |

**INCOME BEFORE INCOME TAXES**     -

**PROVISION FOR INCOME TAXES**     -

**NET INCOME**     $ -

The accompanying notes are an integral part of these financial statements.

# ICON GROUP LIVE ENT, INC.
## STATEMENT OF SHAREHOLDERS' EQUITY
### FROM INCEPTION SEPTEMBER 2, 2025 TO NOVEMBER 5, 2025

| | Shares | Amount | Additional Paid - in - Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| **Balance at 12/31/2024** | - | $ - | $ - | $ - | $ - |
| Capital contribution | - | - | 100 | - | 100 |
| Net Income | - | - | - | - | - |
| **Balance at 11/5/2025** | - | $ - | $ 100 | $ - | $ 100 |

The accompanying notes are an integral part of these financial statements.

# ICON GROUP LIVE ENT, INC.
## STATEMENT OF CASH FLOWS
### FROM INCEPTION SEPTEMBER 2, 2025 TO NOVEMBER 5, 2025

**Cash Flows From Operating Activities:**

| | | |
|---|---|---:|
| Net Income | $ | - |
| **Adjustments to reconcile net income to net cash  provided by operating activities:** | | |
| Amortization | | - |
| Changes in assets and liabilities | | |
| Accounts payable | | - |
| **Net Cash Provided used in Operating Activities** | | - |
| | | |
| **Cash Flows From Financing Activities:** | | |
| Capital contribution | | 100 |
| Net cash provided by financing activities | | 100 |
| **Change in cash and cash equivalents** | | 100 |
| **Cash - Beginning of Year** | | - |
| **Cash - End of Year** | | 100 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION**

**Cash paid during the year for:**

| | | |
|---|---|---:|
| Interest paid | $ | - |
| Income taxes | $ | - |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 –DESCRIPTION OF BUSINESS

Icon Group Live Ent, Inc. (the "Company") was formed on September 2, 2025 ("Inception"). The Company was incorporated in the State of Delaware.

## NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

### Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

### Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)     to apply the new standard only to contracts that are not completed as of January 1, 2025; and

(ii)    to reflect the aggregate effect of all contract modifications prior to January 1, 2025 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

<u>**NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>**Cash and cash equivalents**</u>

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

<u>**Income taxes**</u>

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

## NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

    I.    quoted prices for similar assets or liabilities in active markets;
    II.   quoted prices for identical or similar assets in markets that are not active;

    III.  observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

    IV.   inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

## NOTE 4 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 2, 2025, through November 5,2025, the issuance date of the financial statements.